02015943

CHB

02 MAR 18 AM 8:

CHOHUNG BANK

Chohung Bank, 14,Namdaemoon-Ro 1 Ka, Chung-Ku, Seoul, Korea

SUPPL

Facsimile

Date : Mar. 18. 2001

Number of pages : 5

To : Ms. Sandra Kinsey
Office of Int'l Corporate Finance
Securities Exchange Commission

Tel:
Fax : 202-942-9624

From : G.H. Lee
Manager
Investor Relations Dept.

Tel : 822-3700-4590
Fax : 822-3700-4923

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

Subject : The Bank Notice of AGM

File Number : 82-4506

Dear Ms.Kinsey,

Enclosed please find "Notice of AGM".

The original copy will be forwarded to you via express mail.

Should you have any questions, please contact me at any time.

Best regards

dlw 3/19

Mar 18, 2002

NOTICE
OF
ANNUAL GENERAL MEETING
OF SHAREHOLDERS

I, being a duly authorized officer of Chohung Bank, hereby notify shareholders of the resolution of the Board Meeting held on Mar 29,2001, regarding the Annual General Meeting of Shareholders("AGM") for the 2001 fiscal year.

Meeting Details	The Annual General Meeting of Shareholders for the 2001 fiscal year will be held at the Chohung Bank Head Office, 3rd Floor, at 10:00 a.m. Friday March 29th, 2002 (local time)
Meeting Agenda	1. Adoption of the Bank's financial statements for 2001 and adoption of the proposed appropriation of retained earnings/losses(no dividend) 2. Adoption of the proposed changes to the Articles of Incorporation. 3. Appointment of members of the Board of Directors. 4. Appointment of directors for the audit committee 5. Grant of Stock Option 6. Adoption of retirement pay for directors
Dividend	None

Note to Agenda

Agenda Item 1

The Bank's financial statements for the year ended December 31st, 2001, are open for inspection at all branch offices from February 22nd, 2002 until the close of the Annual General meeting.

Agenda Item 2

The summary of the change is as follows;

Classification	Before Change	After Change
Article 11 Stock Option	The bank may, by resolution of the General Meeting of Shareholders, grant to its officers and employees stock options in accordance with the applicable laws.	Stock option within 1% of total number of issued shares shall be granted by resolution of the Board of Directors. In this case, the first upcoming AGM should confirm the grant. The bank may also base the grant on results. Stock option shall be exercisable two years from the date on which board of directors resolves. It must be exercised within three years of that date.

Classification	Before change	After change
Article 11 Stock Option (Continued)		Such people who have the stock option shall be in office at least 2 years after resolution of General Meeting of Shareholders and Board of Directors.
Article 23 Notice for Convening General Meeting of Shareholders	Written notice shall be dispatched to all Shareholders.	Written and electronic notice shall be dispatched to all shareholders
Article 35 Duties and Responsibilities of Directors	Directors must comply with the secrets of the bank.	Directors must not reveal any secrets of the bank during the term and also after retirement.
Article 37 Change of the responsibility of Chairman	The Board of Directors shall appoint one chairman among the outside Directors by a resolution of the Board of Directors.	The Board of Directors shall appoint one Chairman by resolution of the Board of Directors. However, in case of absence of the Chairman, the duty of the Chairman shall be assumed in order of the priority as determined by Board of Directors. In case of denying the convening of meeting of Board of Directors without adequate reasons, one of the Board Directors shall convene the meeting.
Article 45 Election and Dismissal of Members	No Previous provision	The voting rights of shareholders with more than 3% of the total issued shares shall be restricted when electing Audit Committee Directors.
Article 47 Role of Audit Committee	The candidates for outside auditor shall be nominated by the Audit Committee and recommended to AGM	Appointment of outside auditor shall be approved by Audit Committee.
Article 51 Capital Deduction	No previous provision	The bank may destroy shares within the amount of that year's dividend by the resolution of Board of Directors. Board of Directors shall decide the following clause. 1) The kind and total shares of being terminated 2) Total price of shares being obtained for termination

Classification	Before change	After change
Article 51 Capital Deduction (Continued)	No Previous provision	3) The period when shares shall be obtained, in this case, the period should be before the date of the first coming AGM. When the bank obtains the shares to terminate, the method and the cost of obtaining shall be processed in accordance with the relevant laws and regulations.
Article 52 Report of appointment of outside auditor	No previous provision	In case of appointing outside auditor, the bank should report it to AGM

Agenda Item 3

Directors shall be elected at the AGM. The candidates are as follows;

* Standing Director

Name	Age	Work Experience
Sung-Bok Wee	62	1999 ~ President and CEO 1998 ~ Director and Deputy President
Serck-Joo Hong	48	2001 ~ Director of Planning Group 1999 ~ General Manager of Planning Division
Chil Sun Hong	55	2000 ~ Director of Credit Management Group 1998 ~ General Manager of Human Resource Division

* Non-Standing Director

Name	Age	Position outside the Bank
Wan Young Yu	57	President & CEO, Orion Electronic Co.
Jeong-Myung Lee	59	Advisor, Yonhap News Agency
Jin-Soon Lee	51	Professor, Soong-Sil Univ.
Woo-Jin Kim	37	Researcher, Korea Institute of Finance
David J. Behling	62	Senior Consultant, Bank One

Agenda Item 4

Nominees for Audit Committee members (also Non-Standing Directors)

Name	Age	Position outside the Bank
Jong Hyuk Kim	59	Professor, SungKyunKwan Univ.
Chang Seong Jang	46	Head of Planning and Coordination, KDIC

Agenda Item 5

Details of Stock Options are as follows;

Type of Share	Common share
Number of Share	As many as 312,000
Qualified Officer	President, Standing Auditor, Director, Head of Group
Exercising Period	March 30, 2004 ~ March 29, 2007

Agenda Item 6

Internal regulation regarding the retirement allowances for Directors is proposed to be changed.

Should you have any questions, please contact Mr. G.H.Lee 822-3700-4590 during office hours.

By : ____________________

Yarng-Won Yoon
Head of Investor Relations Dept.